UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BNY Mellon ETF Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

240 Greenwich Street

New York, New York 10286

Telephone Number (including area code): (212) 922-6400

Name and address of agent for service of process:

Deirdre Cunnane

240 Greenwich Street

New York, New York 10286

With copies of Notices and Communications to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 26th day of June, 2024.

BNY Mellon ETF Trust II By: /s/ David DiPetrillo David DiPetrillo President (Principal Executive Officer)

Attest:   /s/ James Windels

James Windels

Treasurer (Principal Financial and Accounting Officer)